UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-14174

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
AGL Resources Inc.
Retirement Savings Plus Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309

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REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1.

An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2.

An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3.

The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4.

In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

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AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

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Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AGL Resources Inc. Retirement Savings Plus Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of AGL Resources Inc. Retirement Savings Plus Plan

(the “Plan”) at December 31, 2003 and December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Atlanta, Georgia

June 18, 2004

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 AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
Investments:
Investments in AGL Resources, Inc. Common Stock Fund
Shares of AGL Resources Inc. common stock allocated to participants	$112,428,797	$91,559,426
Short-term investments	-	3,467,808
Receivables for securities sold	-	122,966
Total investment in AGL Resources, Inc. Common Stock Fund	112,428,797	95,150,200
Mutual funds	69,602,144	50,638,831
INVESCO common trust funds	17,512,661	13,970,431
Loans to participants	5,541,965	5,223,906
Total investments	205,085,567	164,983,368
Receivables:
Employer contributions	186,939	139,272
Participant contributions	442,154	335,152
Total receivables	629,093	474,424
Total assets	205,714,660	165,457,792
Net assets available for benefits	$205,714,660	$165,457,792

The accompanying notes are an integral part of these financial statements.

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AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

Year Ended December 31, 2003
Additions:
Additions to net assets attributed to:
Investment Income:
Net appreciation in fair value of investments	$33,694,432
Interest	329,371
Dividends	2,098,519
Dividends on AGLR Inc. common stock	3,224,210
39,346,532
Contributions:
Participant	8,253,854
Employer	4,340,440
12,594,294

Total Additions	51,940,826

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	11,593,184
Administrative Expenses	90,774
Total deductions	11,683,958
Net Increase	40,256,868
Net assets available for benefits:
Beginning of year	165,457,792
End of year	205,714,660

The accompanying notes are an integral part of these financial statements.

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AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. PLAN DESCRIPTION

The following brief description of the AGL Resources Inc. (the “Company”) Retirement Savings

Plus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General

The Plan was adopted effective January 1, 1986, to provide tax-deferred savings and matching employer contributions to eligible employees. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, all employees age 21 or older who have completed 30 days of service with the Company are eligible to participate in the Plan.

Administration

The Plan is administered by the Plan’s Administrative Committee (the “Committee”) appointed by the Board of Directors of the Company. The Committee is authorized to employ agents, as they may require, to carry out the provisions of the Plan. The operating expenses of the Plan are paid by the participants. The Committee is authorized to employ agents, as it may require, to carry out the provisions of the Plan. The operating expenses of the Plan are disbursement, withdrawal and AMVESCAP Retirement Trust transactions fees; and loan issuance and maintenance charges. These expenses are paid by the Plan's participants on a per transaction basis and are reflected as administrative expenses in the accompanying statement of changes in net assets available for benefits.

The Committee has engaged a trustee to maintain a trust under which contributions to the Plan are invested in various investment funds and a Company common stock fund and from which disbursements are made, at the Committee’s request, for the purpose of making distributions and other disbursements.

Effective May 1, 2002, the Board of Directors of the Company approved an amendment to the Plan to allow Plan participants to direct all balances, including funds invested in the Company’s stock fund, into any investment alternatives available under the Plan.

Contributions

Eligible participants can elect to contribute to the Plan through payroll deduction an amount ranging from 1 percent to 15 percent of compensation on a before-tax basis and from 1 percent to 10 percent of compensation on an after-tax basis, up to a combined total of 15 percent. The Plan currently offers seven mutual funds, two common trust funds and the Company’s common stock as investment options for participants. The Company’s employer matching contribution percentage is calculated based upon the following terms:

• For employees less than 50 years old on July 1, 2000, the Company contributes an amount equal to 65 percent of the participant’s before-tax contributions up to 8 percent of the participant’s total compensation.

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AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

• For employees equal to or older than 50 as of July 1, 2000, the Company matches 65 percent of the participant’s before tax contributions up to the first 6 percent of the participant’s total compensation until June 30, 2010, after which time the Company will match up to the first 8 percent of the participant’s total compensation.

Effective October 1, 2000, the Company acquired Virginia Natural Gas, Inc. (“VNG”). Assets in the following VNG plans were rolled over into the Plan: Virginia Natural Gas, Inc. Hourly Savings Plan (“Hourly Savings”); Virginia Natural Gas, Inc. Employee Savings Plan (“Employee Savings”); and System Thrift Plan of Consolidated Natural Gas Company (“System Thrift”).

Effective January 1, 2002, all former participants in the Hourly Savings, Employee Savings, and System Thrift Plans became subject to the same contribution, matching, and vesting guidelines as all other Company employees.

Forfeited Accounts

Any forfeited amounts, resulting from employees terminating prior to completion of the vesting period, will be used to reduce future employer contributions. Forfeitures were $90,714 and $53,605 in 2003 and 2002, respectively. Forfeitures available for future use as of 12/31/03 were $27,303.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances as defined. A participant is entitled to the benefits that can be provided from the participant’s vested account.

Vesting

All amounts are allocated to a participant’s before-tax and after-tax contributions account and rollover contribution account. A participant’s contribution is vested immediately. A participant’s matching contributions account is vested upon occurrence of any one of the following:

• Attainment of age 65 while employed by the Company

• Death while employed by the Company

• Permanent disablement while employed by the Company

• Completion of three years of vesting service

Partial vesting occurs during the three years of vesting service as follows:

Years of Vesting Service	Percentage Vested

1	50 percent
2	75 percent
3	100 percent

Individuals who previously participated in the Hourly Savings and Employee Savings Plans are vested at the earlier of age 55, completion of 5 years of service, retirement, death, disability, or termination due to Company ordered reductions in work force.

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AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Individuals who previously participated in the System Thrift Plan are vested upon 60 months of participation, or upon the earlier of completion of five years of service or age 65.

Distributions

A participant’s after-tax contributions may be withdrawn upon written request, or upon a participant’s authorization on the Voice Response Unit or the website of the Plan administrator. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Also, while employed by the Company, participants may withdraw before-tax contributions for hardship cases. Additionally, participants greater than age 59½ are permitted to take a distribution from the Plan without an early withdrawal penalty.

Participant Loans

Participants may borrow from their fund accounts. The minimum loan amount is $1,000 and may not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans are generally repaid through payroll withholdings over a period not to exceed 5 years, except for residential loans, which may not exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4 percent to 10 percent. Interest is computed quarterly based on the prime rate plus 1 percent.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting except for benefits paid to participants which are recorded when paid.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices received by the trustee are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

AGL Fund

The Plan’s interest in the AGL Resources Inc. Common Stock Fund (the “AGL Fund”) was valued daily at the unit value of the fund as determined by the Trustee through March 31, 2003. Effective April 1, 2003, units in the AGL Fund were converted to an allocation of shares of AGL common stock held in the AGL Fund. The AGL common stock in the AGL Fund is valued on the basis of the closing price per share on each business day as reported on the New York Stock Exchange.

Mutual Funds

Shares of mutual funds are valued at the reported net asset value of shares each business day.

Common Trust Funds

Units in common trust funds are valued at the unit value as reported by the trustee of the common trust fund on each valuation date.

AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Loans

Participants' loans are valued at their outstanding balances, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Reclassifications

Certain 2002 amounts have been reclassified to conform with the 2003 presentation, with no material impact on total assets, total liabilities or operations of AGL Resources' Retirement Savings Plus Plan.

3. Risks and Uncertainties

The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

4. Investments

The following presents the fair values of investments that represent 5 percent or more of the Plan’s assets as of December 31, 2003 and 2002:

	Shares/Units		Amount
	2003	2002	2003	2002

AGL Resources Inc. Common Stock	3,863,533	3,767,878	$112,428,797	$91,559,426
AIM Basic Value	916,897	892,760	26,810,073	19,515,735
Janus Advisor Growth	726,548	630,201	14,385,645	9,585,355
PIMCO Total Return	1,086,610	1,084,528	11,637,598	11,571,913
INVESCO Stable Value Trust	9,684,945	8,904,687	9,684,945	8,904,687

The Plan owned 100 percent of the AGL Resources Inc. Common Stock Fund at December 31, 2003 and 2002. The price of the Company’s common stock at December 31, 2003 and 2002 was $29.10 and $24.30, respectively.

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AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Net appreciation in fair value of investments for the years ended December 31, 2003 was as follows:

AGL Resources Inc. Common Stock	$18,663,185
Mutual funds	13,380,264
Common trust funds	1,650,983
Total	$33,694,432

5. Parties-In-Interest

ERISA defines a party-in-interest to include fiduciaries or employees of the Plan, any person who provides service to the Plan, an employee organization whose members are covered by the Plan, a person who owns 50 percent or more of such an employer or employee association or relative of such persons. The Plan allows participants to direct investments in the Company’s common stock through the AGL Common Stock Fund and the Plan trustee’s mutual funds. The fair market value of investments as of December 31, 2003 and 2002 were as follows:

	2003	2002

INVESCO Stable Value Trust	$9,684,945	$8,904,687
INVESCO Common Stock Fund	-	3,467,808
INVESCO 500 Index	7,827,716	5,065,744
INVESCO – Balance Fund	-	3,531,964
AGL Resources Inc. Common Stock Fund	112,428,797	91,559,426
Total	$129,941,458	$112,529,629

6. Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan was terminated, the trustee would be instructed to continue and maintain separate plan accounts for each participant to accumulate earnings and profits until distribution of   benefits under the provisions of the Plan were allowable. In the event of the Plan termination, participants would become 100 percent vested in their employer contributions.

7. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 29, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and Plan's tax counsel believe that the Plan is designed and is current being operated in compliance with the applicable requirements of the IRC.

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Supplemental Schedule

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AGL RESOURCES INC.
RETIREMENT SAVINGS PLUS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

Party-In-Interest	Identity of Issuer	Description of Investment	Cost	Fair Value
	Common Trust Funds:
*	INVESCO Stable Value Trust	Money Market,
		9,684,945 Shares	$9,684,945	$9,684,945

*	INVESCO 500 Index	S&P 500 Fund,
		279,761 Shares	6,985,328	7,827,716
		Total Common Trust	16,670,273	17,512,661
	Common Stock
*	AGL Resources Inc. **	Common Stock,
		3,863,533 Shares	71,749,169	112,428,797
	Mutual Funds:
	AIM Basic Value	Growth and Income Fund,
		916,897 Shares	22,793,369	26,810,073

	Janus Advisor Growth	Aggressive Growth Fund,
		726,548 Shares	13,134,172	14,385,645

	PIMCO Total Return	Fixed Income Security Fund,
		1,086,610 Shares	11,720,628	11,637,598

	American Balanced	Balanced Fund,
		277,470 Shares	4,545,020	4,797,452

	Janus Small Cap Value Investor	Aggressive Growth Fund,
		169,632 Shares	4,032,104	5,248,399

	American Europacific Growth	Aggressive Growth Fund,
		132,413 Shares	3,810,521	4,000,206

	AIM Small Cap Growth	Capital Appreciation Fund,
		105,903 Shares	2,335,526	2,722,771
		Total Mutual Funds	62,371,340	69,602,144

	Loans to Participants	Various interest rates at
		Prime rate plus 1 percent	5,541,965	5,541,965
Total Assets Held for Investment Purposes			$156,332,747	$205,085,567

* See Note 5

** Held in AGL Common Stock Fund

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SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AGL RESOURCES INC.

RETIREMENT SAVINGS PLUS PLAN

(Name of Plan)

Date: June 28, 2004	/s/ Richard T. O'Brien
Executive Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

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